UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For April 8, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT DOORNKOP MINE

Johannesburg, Monday, 8 April 2019. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that one of its employees was fatally injured following a fall of ground incident at its Doornkop mine, outside Johannesburg this morning.

An investigation into the accident is currently underway.

Management wish to express their deepest condolences to the deceased employee’s family, friends and colleagues.

Ends.

For more details contact:

Sihle Maake

Group Communications Manager

+27 (0)83 722 5467 (mobile)

or

Mashego Mashego

Executive Director: Corporate affairs

+27 (0) 82 767 1072 (mobile)

8 April 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 8, 2019	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director